SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 18, 2003

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile
(Address of principal executive offices)

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

DISTRIBUCIÓN Y SERVICIO D&S S.A.
(Publicly Traded Company)
Securities Register N° 0593

DIVIDEND N° 36

Hereby we inform our shareholders that in a Board Meeting on November 25, 2003, the Company’s Board, in exercise of its powers, agreed on payment of interim dividend N°36 of Ch$5 (five Chilean pesos) per share of common stock to be distributed as from January 2 of 2004, which will be charged to income for the fiscal year ended December 31 of 2003.

This dividend will be paid in checks at the offices located on Huérfanos N° 770, Floor 22, Santiago, from Monday through Friday, from 9:00 am to 1:30 pm.

The check corresponding to the dividend will be sent by registered mail or deposited in the shareholders’ current or savings account in accordance with their previously specified instructions.

The Company will determine and inform conveniently the amount of tax credit corresponding to shareholders for the dividend referred in this notice.

All stockholders registered in the Company Shareholders Registry as of December 26, 2003 are entitled to this dividend.

GENERAL MANAGER

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By: /s/ Miguel Núñez

Chief Financial Officer

Dated: December 18, 2003